Exhibit 99.8

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of the Shareholders (the “Meeting”) of Acasti Pharma Inc. (the “Corporation”) will be held at Le Crystal Hotel, 1100 de la Montagne, Crescent Room, Montreal (Québec), on June 22, 2011 at 1:00 pm, for the following purposes:

1.	To receive the financial statements of the Corporation for the financial year ended February 28, 2011 and the auditors' report thereon;

2.	To elect the directors of the Corporation for the ensuing year;

3.	To appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.
To consider and, if deemed appropriate, to adopt a special resolution (the text of which is reproduced in the accompanying Management Proxy Circular) ratifying the resolution of the Board of Directors dated May 6, 2011 of the Corporation amending of the articles of incorporation of the Corporation in order to allow the directors to appoint additional directors to hold office for a term expiring not later than the close of the next annual shareholders meeting, provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the last annual meeting of the Corporation;

5.
To consider and, if deemed appropriate, to adopt a resolution (the full text of which is reproduced in the accompanying Management Proxy Circular) ratifying the resolution of the Board of Directors of the Corporation dated March 21, 2011  amending and restating of the Stock Option Plan of the Corporation;

6.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established May 17, 2011 as the record date for the purpose of determining the Corporation’s shareholders which are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying Management Proxy Circular.

SIGNED IN LAVAL, QUÉBEC, AS OF MAY 27, 2011
BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald Denis
____________________________________
Dr. Ronald Denis
Chairman of the Board